

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2009

Mail Stop 3561

via U.S. mail and facsimile

Thomas Roth, President
Encore Brands, Inc.
502 East John Street
Carson City, NV 89706

RE: Encore Brands, Inc.
Form S-1, Amendment 1, filed February 20, 2009
File No. 333-156612

Dear Mr. Roth:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

1. We reissue comment two from our letter dated February 5, 2009. Please disclose in greater detail the risk factors of the offering, particularly the specific risks in starting a business, such as finding a manufacturer, distributors, marketing agents and employees.

Use of Proceeds, page 8

2. We reissue comment three from our letter dated February 5, 2009. Please indicate
   in this section the order of priority of the various purposes if less than the
   maximum is raised in this offering. Consider providing such information in
   tabular format at various percents of the offering received. Discuss the
   registrant's plans if substantially less than the maximum proceeds are obtained.
   See Item 504 of Regulations S-K. Disclose in greater detail how the company's
   activities will vary depending upon varying levels of offering proceeds. We note
   the statement that "It would be difficult to move forward with our business plan if
   this offering were to be totally ineffective." Please provide additional disclosure
   as to your business plan if you are unable to raise nominal funds in this offering.

General Information, page 16

3. As previously requested in comment five from our letter dated February 5, 2009,
   please provide a detailed plan of operations, as required by Item 101(a)(2)(iii) of
   Regulation S-K. Also, provide the basis for the projection in your minimal plan
   of operations provided for planning for revenues of $2.5 million (and 25,000
   cases for each market).

Certain Relationships and Related Transactions, page 39

4. We reissue comment six from our letter dated February 5, 2009. We do not agree
   with your response that a "principal shareholder" is one who owns more than ten
   percent of a firm's outstanding shares. Please note that the instructions to Item
   404(a) of Regulation S-K state that, for purposes of paragraph (a) of the Item, the
   term related person means "a security holder covered by Item 403(a) of
   Regulation S-K." Item 403(a) covers, among others, any person who is the
   beneficial owner of more than five percent of the registrant's voting securities. In
   addition, revise any contradictory statements in the registrations statement
   regarding relationships, such as the following on page 3, under "General
   Information About Our Company": "These are two different and distinct business
   entities and there is no relationship other than this agreement." Lastly, please
   revise the principal stockholders table to comply with Item 403 of Regulation S-
   K. Currently the table refers to owners of 10% or more of the common stock of
   the company.

Exhibits

5. The licensing agreement does not appear to be filed in its entirety. For example,
   section 3.1 refers to restrictions in Section 4.5 and 4.6, neither of which are
   included in the licensing agreement. Also, Section 2 indicates it has been
   intentionally omitted.   Please file the complete licensing agreement as an exhibit.

To the extent that you are requesting confidential agreement, please refer to the Staff Legal Bulleting No. 1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-13357 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Office of Beverages, Apparel and Healthcare

cc: Thomas Roth, President
By facsimile: (775) 201-8331